U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    AT&T INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF AMERITECH/SBC RETIREES, INC.

3.  Address of person relying on exemption:
    P.O. Box 7477, Buffalo Grove, IL   60089-7477

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

(SNET RETIREES        (ASSOCIATION OF AMERITECH/SBC RETIREES SM, INC. LOGO)
ASSOCIATION LOGO)     Proudly working on behalf of retirees of Ameritech,
                      SBC and predecessor/successor Bell Companies of the New AT&T, located hroughout the United States
March 2009

DEAR FELLOW AT&T SHAREOWNER:

We urge you to VOTE FOR two important shareholder resolutions on AT&T's proxy card for the upcoming Annual Meeting on April 24th in Dallas:
FOR ITEM NO. 8:  SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
FOR ITEM NO. 9:  EXCLUDE PENSION CREDITS FROM CALCULATIONS OF PERFORMANCE
                 PAY

We believe that AT&T's executive compensation policies continue to exhibit all the worst excesses and abuses opposed by most institutional investors. The Board needs to hear that shareholders want compensation policies aligned with shareholder interests.

ITEM 8: VOTE FOR AN ANNUAL ADVISORY VOTE ON SENIOR EXECUTIVE COMPENSATION We believe the owners of AT&T should be allowed to express their approval or disapproval for senior executive compensation policies, just as shareholders do at public companies in the U.K., Australia, the Netherlands and a growing number of U.S. companies.

Key components of executive pay at AT&T are badly out of line with best practices for performance-based compensation, in our view. At the time AT&T merged with BellSouth, a study by The Corporate Library ("Pay for Failure") singled out both companies as two of the eleven U.S. companies "where the disconnect between pay and performance is particularly stark."

PERFORMANCE SHARES A "GIMME": In an update of its "Pay for Failure" companies, the Corporate Library reported last July that what AT&T calls "performance shares" "continue to payout for below median total shareholder return (TSR)." According to the 2009 proxy (pp. 38-39), 101% of target performance shares for 2006-08 were awarded because return on invested capital "slightly exceeded" the company?s cost of capital. The comparative component pays out at 50% if AT&T's TSR is as low as the 20th percentile compared to its Telecom Peer Group. Such low expectations are what golfers call a "gimme."

EXECUTIVE PENSIONS: When CEO Ed Whitacre retired in 2007, he received a $158.4 million pension package, the highest for any CEO ever (Pensions & Investments, "Pension Goldmine Awaits AT&T, Occidental CEOs"). AT&T's SERP formula aims to pay the CEO 60% of salary plus target bonus for life (and other officers 50% to 60%) at 30 years service - a far more generous pension formula than rank-and-file managers or workers receive. The present value of CEO Stephenson's SERP is already $19.9 million (proxy, p. 49).

GOLDEN PARACHUTES: If Ed Whitacre had terminated after a change in control, his severance would have exceeded $110 million, including $20 million in tax reimbursements. Stephenson currently would receive $18.8 million plus $17.1 million in immediate vesting of unearned "performance shares," a windfall greatly exceeding 2.99 times his base salary plus target bonus.

GOLDEN COFFINS: Upon termination due to disability or death, CEO Stephenson would receive at least $19.5 million, according to the proxy, including a special $2.3 million death benefit.
TAX GROSS-UPS: Since AT&T executives apparently find it unacceptable that the IRS treats country club memberships and excess parachute payments as income, the shareholders reimburse them for taxes as well - a widely-criticized practiced called "tax gross-ups" (proxy pp. 40, 58).
As the retirees who built this company, we are dedicated to its continued success. We originally introduced this proposal three years ago - and we were pleased to see shareholder support grow to a near majority. With your support we believe this policy will be adopted, encouraging greater restraint and transparency on executive pay during a critical time for our company and country.

ITEM 9: VOTE FOR A POLICY EXCLUDING PENSION CREDITS FROM PERFORMANCE PAY
A substantial share of AT&T?s reported net income in recent years has not been cash flow from business operations, but rather non-cash accounting rule income from "pension credits." Pension credits do not reflect operating performance - they do not even reflect actual returns on pension assets. We believe they should be excluded from the calculation of performance-based pay.

The current Annual Report (Note 11 to Consolidated Financial Statements) reveals that NEARLY $1 BILLION OF AT&T'S REPORTED NET INCOME FOR 2008 IS ATTRIBUTABLE TO PENSION CREDITS BASED ON EXPECTED INCREASES IN THE PENSION SURPLUS THAT NEVER IN FACT OCCURRED. Management used pension credits to boost reported net income for 2008 by $967 million. However, in reality, the pension plan suffered an $18.2 billion loss. Therefore, while senior executive bonuses were boosted by pension credits based on "phantom gains," during 2008 the pension plan deteriorated from a $17 billion surplus to a nearly $4 billion deficit. Similarly, last year's Annual Report revealed that hypothetical pension credits boosted reported Net Income by $608 million for 2007.

When this resolution was submitted by one of its co-sponsors to the pre-merger AT&T, the Board adopted it as policy. In the 2004 proxy statement, the Board stated: "We are joining many other companies adopting similar compensation policies, which our Board believes comport with evolving best practices for executive compensation." Unfortunately, this policy was dropped from the post-merger Corporate Governance Guidelines. And despite the support of 46% of shares voted at last year's meeting, the Board has not acted.

Pension income is simply not a good measure of management?s operating performance. Pension credits are not even a good measure of pension returns since they are determined at the beginning of the year based on "expected returns" on plan assets and other assumptions set by management.
An Institutional Shareholder Services (ISS) issue brief explained that "although in many cases pension assets plummeted in value, non-cash 'pension credits' boosted not only reported earnings, but also performance-based executive pay." ("Cookie-Jar Accounting: Pension Credits Plump Executive Pay," April 2002.)

PLEASE VOTE YOUR SHARES FOR PROPOSAL ITEMS NO. 8 AND 9.

                                 Sincerely,

/s/                              /s/
Joann Alix-Gagain, President     Carole Lovell, President
SNET Retirees Association        Association of SBC & Ameritech Retirees
www.SNETretirees.org             www.AASBCR.org

This letter is not a solicitation. The cost is paid entirely by the AASBCR and SNET Retirees Assn.